UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
SEC File Number 1-12471
CUSIP Number 458124 10 8

NOTIFICATION OF LATE FILING
(Check One):

[x] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


	For Period Ended:		DECEMBER 31, 2000

		[ ]	Transition Report of Form 10-K
		[ ]	Transition Report of Form 20-F
		[ ]	Transition Report of Form 11-K
		[ ]	Transition Report of Form 10-Q
		[ ]	Transition Report of Form N-SAR
For the Transition Period Ended: __________________________________

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates

N/A

PART 1 - REGISTRANT INFORMATION

Full Name of Registrant:	Integrated Surgical Systems, Inc.

Former Name If Applicable				N/A

Address of Principal Executive Office (Street and Number):
1850 Research Park Drive


City, State and Zip Code:
Davis, California 95616-4884

PART II - RULES 12b-15 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if applicable).

[x]	(a)	The reasons described in reasonable detail in Part III of
 this form could not be eliminated without unreasonable effort or expense;

[x]	(b)	The subject annual report or semi-annual report, transition
 report on Form 10-K or portion thereon will be filed on or before the fifteenth calendar day following the prescribed due date;

[ ]	(c)	The accountant's statement or other exhibit required by
Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

The Registrant's chief financial officer resigned in January 2001 in order to pursue another opportunity. While the Registrant immediately began the recruitment process for a replacement, year-end work and the registrant's independent audit were unavoidably delayed. The registrant's new chief financial officer was hired in March 2001.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ramesh Trivedi    (530)                  792-2600
(Name)		(Area Code)		(Telephone No.)

(1) Have all other periodic reports require under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

			[ x ] Yes		[   ] No

(1) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

			[   ] Yes		[ x  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Integrated Surgical Systems, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 26, 2001		By:   /s/ RAMESH C. TRIVEDI
			        Ramesh C. Trivedi
				President and Chief Executive Officer